EXHIBIT 99.1

                      ADDITIONAL FINANCIAL INFORMATION

         The following interim financial information for the quarter ended 30 June 1999 is being provided because we have otherwise made public information relating to revenues and income that is more current than the information contained in our audited financial statements.

         As you are aware, we account for our investments at fair value in accordance with the U.S. specialised industry accounting rules prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide for Investment Companies. Under fair value accounting, unrealised gains or losses are determined by comparing the fair value of the securities held to the cost of those securities. Unrealised gains or losses relating to changes in fair value of our investments are reported as a component of net earnings. Deferred income taxes, if any, are recorded at the applicable statutory rate as the estimate of taxes payable as if the gains were realised. Under current tax laws, and in light of our operating methods and plans, our investment gains generally are not subject to income taxes.

         For more detail on fair value accounting, please read Note 2 of our Consolidated Financial Statements at 31 December 1998.



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                       SECURITY CAPITAL U. S. REALTY

                   CONSOLIDATED STATEMENTS OF NET ASSETS

                              At 30 June 1999
              (in thousands U. S. $ except per share amounts)
                                 Unaudited

                                                                      June 30,
                                                                       1999
                                                                      --------
ASSETS
Strategic investment positions at value:
         CarrAmerica (Cost $699,902)................................  $ 715,085
         City Center Retail (Cost $304,113).........................    304,113
         CWS Communities (Cost $224,488)............................    224,488
         Advance - CWS Communities..................................     24,000
         Regency (Cost $759,806)....................................    751,869
         Storage USA (Cost $394,360)................................    375,030
         Urban Growth Property (Cost $181,082)......................    181,082
Special opportunity positions at value:
         Security Capital Group Incorporated (Cost $165,000)........    120,307
         Other special opportunity positions (Cost $233,235)........    191,996
                                                                      ---------
Total investments................................................... $2,887,970
Cash and cash equivalents...........................................      4,050
Accounts receivable and other.......................................     18,322
TOTAL ASSETS........................................................ $2,910,342

LIABILITIES
Accounts payable and accrued expenses............................... $   69,887
Taxes payable.......................................................      2,780
Line of credit......................................................    294,000
Convertible notes...................................................    377,932
TOTAL LIABILITIES................................................... $  744,599
TOTAL NET ASSETS (SHAREHOLDERS' EQUITY)............................. $2,165,743
                                                                     ==========

Authorised 250,000,000 shares of $4.00 par value, 86,561,872 shares issued, 80,531,617 shares outstanding, at 30 June 1999..... $  346,247
Share premium account(1)............................................  1,631,203
                                                                     ----------
PAID-IN CAPITAL..................................................... $1,977,450

Legal reserve....................................................... $   30,375
Reserve for own shares(1)...........................................    117,955
Undistributed net operating income.................................. $  176,882
Accumulated net realised gain.......................................     79,051
Unrealised (depreciation)/appreciation on strategic
  investment and special opportunity positions......................    (98,015
Acquisition of own shares (1).......................................   (117,955
SHAREHOLDERS' EQUITY................................................ $2,165,743
                                                                     ==========

Net Asset Value per share........................................... $    26.89

(1) 6,030,255 shares have been repurchased under the share repurchase programme.
      The Net Asset Value per share has been calculated on 80,531,617 shares.


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                        SECURITY CAPITAL U.S. REALTY

                   CONSOLIDATED STATEMENTS OF OPERATIONS

               For the six months ended 30 June 1999 and 1998
               (in thousands U.S. $ except per share amounts)
                                 Unaudited



                                                         1999            1998
                                                         ----            ----


REVENUES
Gross dividends from strategic investment positions:

   CarrAmerica......................................   $ 26,458        $ 25,541
   CWS Communities..................................      3,148           1,622
   Pacific Retail...................................      5,163          18,089
   Regency..........................................     21,157           9,930
   Storage USA......................................     15,766          14,874
   Urban Growth Property............................        213            --
                                                       --------        --------
                                                       $ 71,905        $ 70,056
Gross dividends from special opportunity
positions:..........................................      6,311           9,602
                                                       --------        --------
                                                       $ 78,216        $ 79,658
Interest income from affiliate......................      1,788           1,788
Interest income from non-affiliate and other income.      1,566             579
                                                       --------        --------
TOTAL GROSS REVENUES................................   $ 81,570        $ 82,025
   Withholding tax on dividends received............     (9,270)         (8,700)
                                                       ---------       --------
TOTAL REVENUES......................................     72,300          73,325
                                                       =========       ========

EXPENSES
Operating advisor fees..............................   $ 16,713        $ 17,658
Custodian fees......................................        236             237
Directors fees......................................         60              62
Professional expenses...............................        629             164
Administrative expenses.............................        703             225
Amortisation of convertible notes deferred costs....        789             171
Amortisation of formation expenses..................         --              --
Formation expenses..................................         --              --
Taxes...............................................      2,089           1,248
Line of credit arrangement and commitment fees......         95           1,059
Interest on line of credit..........................      8,639           8,758
Interest on convertible notes.......................     13,617           2,636
                                                       --------         -------
TOTAL EXPENSES......................................  $  43,570        $ 32,218
                                                      ---------        --------

NET OPERATING INCOME................................  $  28,730        $ 41,107

NET REALISED AND UNREALISED (LOSS)/GAIN ON STRATEGIC
  INVESTMENT AND SPECIAL OPPORTUNITY POSITIONS
Net realised gain on special opportunity positions..  $   1,620        $ 30,562
Net increase/(decrease) in appreciation on strategic
investment and special opportunity positions........     26,963        (212,905

NET GAIN/(LOSS) ON STRATEGIC INVESTMENT AND SPECIAL
OPPORTUNITY POSITIONS...............................  $  28,583       $(182,343
                                                      ---------       ---------

INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM
OPERATIONS..........................................  $  57,313       $(141,236
                                                      =========       =========

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                      SECURITY CAPITAL U.S. REALTY

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                For the three months ended 30 June 1999
                and 1998 (in thousands U.S. $ except per
                             share amounts)
                               Unaudited



                                                       1999            1998
                                                       ----            ----

Operating Activities:
Increase/(Decrease) in net assets resulting from
operations........................................   $  57,313     $ (141,236)
Adjustments to reconcile (decrease)/increase in
 net assets resulting from operations to net cash
 provided by operating activities:
    Movement in unrealised gain...................     (26,963)       212,905
    Movement in accretion on convertible notes....       7,992          1,662
    Movement in convertible notes deferred costs..         789            171
    Changes in operating assets and liabilities:
      Accounts receivable and other...............       4,879         (7,587)
      Interest receivable from affiliate..........         --             --
      Accounts payable and accrued expenses.......      62,109          2,279
      Operating advisor fees payable..............      (5,718)         1,750
      Taxes payable...............................       1,475            425
                                                    -----------      ---------
      Net cash provided by operating activities...   $ 101,876      $  70,369
                                                  ------------     -----------

Investing Activities:
 Fundings in strategic investment positions:
   CarrAmerica....................................   $     (51)     $ (63,455)
   City Center Retail.............................         (78)      (110,965)
   CWS Communities................................     (70,926)       (42,575)
   Advance - CWS Communities......................     (24,000)          --
   Pacific Retail.................................     524,038            (11)
   Regency........................................    (524,056)        (9,757)
   Storage USA....................................         (88)       (41,434)
   Urban Growth Property..........................        --          (88,009)
 Fundings in Security Capital Group                       --              --
 Fundings in other special opportunity
   positions, net.................................      80,796       (120,143)
                                                    ----------     -----------
       Net cash used in investing activities       $   (14,365)    $ (476,349)
                                                   ------------    -----------

Financing Activities:
 Net proceeds from shares offering................ $     --        $    --
 Net proceeds from convertible notes offering.....       --           352,666
 Offering expenses charged against the share
 premium account..................................       --            (1,081)
 Acquisition of own shares........................    (117,955)
 Drawdowns from line of credit....................      31,500        260,500
 Repayment of line of credit......................        --         (207,500)
                                                      ---------      ---------
     Net cash provided by financing activities     $   (86,455)     $ 404,585
                                                   ------------     ----------

Net increase/(decrease) in cash and cash
equivalents....................................... $     1,056      $  (1,395)
Cash and cash equivalents, beginning of the period       2,994          1,970
                                                    ----------      ----------
Cash and cash equivalents, end of the period...... $     4,050      $     575
                                                  =============     ==========

Supplemental disclosure of cash flow information:
 Tax paid......................................... $     2,619      $     823
                                                  =============    ===========
Interest paid on borrowings....................... $    14,264      $   8,083
                                                  ============     ===========